Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS FIRST QUARTER 2023 RESULTS WITH A RECORD HIGH QUARTERLY SALES

YAVNE, Israel – May 15, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter Fiscal Year 2023

•	Sales increased by 28.2% to NIS 151.4 million (US$ 41.9 million) from NIS 118.1 million (US$ 32.7 million) in the first quarter of 2022.
•	Gross profit increased by 17.0% year-over-year to NIS 40.0 million (US$ 11.1 million).
•	Operating income increased by 37.7% year-over-year to NIS 13.0 million (US$ 3.6 million).
•	Cash and securities balance of NIS 236.7 million (US$ 65.5 million) as of March 31, 2023.
•	Basic earnings per share of NIS 0.78 (US$ 0.21).

Management Comment

Zwi Williger & Joseph Williger, Chairmen & CEO of Willi-Food, commented: "We are pleased to present the Company’s first quarter 2023 financial results with record quarterly sales and strong operational results. Although the Company’s gross profit margin was adversly affected by the strengthening of the USD and Euro currencies in which the Company buys its products and the increase of product prices, the Company succeeded in achieving an improvement in its operational profit. This improvement was mainly due to the increase with sales, which resulted from the expansion of our range of products, an increase in inventory levels and availability and increased efforts in advertising and marketing, these actions caused an increase in demand for the Company's products and higher availability of the Company's products in stores. We believe that investing in our logistic capabilities and in sales and marketing capabilitis will help us to further expand our business activity in the future.

First Quarter Fiscal 2023 Summary

Sales for the first quarter of 2023 increased by 28.2% to NIS 151.4 million (US$ 41.9 million) from NIS 118.1 million (US$ 32.7 million) recorded in the first quarter of 2022. Sales increased mainly due to (i) an increase in the range of the Company's products, (ii) increased efforts to increase our inventory levels and its availability for the increasing demand for our products, (iii) increased efforts to improve presence of the Company’s line of products in stores and (iv) advertising and promotional campaigns.

Gross profit for the first quarter of 2023 increased by 17.0% to NIS 40.0 million (US$ 11.1 million) compared to NIS 34.2 million (US$ 9.5 million) recorded in the first quarter of 2022. First quarter gross profit rate decreased by 2.6% to 26.4% compared to gross profit rate of 29.0% for the same period in 2022. The increase in gross profit was mainly due to increased sales that offset the increased costs of the Company’s imported products compared to the cost of products in the first quarter of 2022.

Selling expenses increased by 3.6% to NIS 19.9 million (US$ 5.5 million) compared to NIS 19.2 million (US$ 5.3 million) in the first quarter of 2022. The increase was primarily due to an increase in expenses transportation and maintenance to support the increased sales.

General and administrative expenses increased by 29.1% to NIS 7.1 million (US$ 2.0 million) compared to NIS 5.5 million (US$ 1.5 million) in the first quarter of 2022. The increase in general and administrative expenses was primarily due to an increase in management compensation and options grants made under the Company's option plan.

Operating profit for the first quarter of 2023 increased by 37.7% to NIS 13.0 million (US$ 3.6 million) compared to NIS 9.5 million (US$ 2.6 million) in the first quarter of 2022. The increase was primarily due to the increase in gross profit.

Financial income, net was NIS 0.5 million (US$ 0.1 million) for the first quarter of 2023 compared to NIS 5.8 million (US$ 1.6 million) in the first quarter of 2022. Financial income, net for the first quarter of 2023 comprised mainly from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 3.8 million (USD 1.0 million) and expenses from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 3.3 million (USD 0.9 million).

Willi-Food’s income before taxes for the first quarter of 2023 was NIS 13.5 million (US$ 3.7 million) compared to income before taxes of NIS 15.3 million (US$ 4.2 million) in the first quarter of 2022.

Willi-Food's net profit in the first quarter of 2023 was NIS 10.8 million (US$ 3.0 million), or NIS 0.78 (US$ 0.21) per share, compared to NIS 13.6 million (US$ 3.8 million), or NIS 0.98 (US$ 0.27) per share, recorded in the first quarter of 2022. Net profit for the first quarter of 2023 decreased by 20.5% year-over-year. The decrease in net profit was mainly due to a decrease from revaluation of the Company’s portfolio of securities to fair value.

Willi-Food ended the first quarter of 2023 with NIS 236.7 million (US$ 65.5 million) in cash and securities. Net cash used for continuing activities for the first quarter of 2023 was NIS 21.0 million (US$ 5.8 million). Willi-Food's shareholders' equity at the end of March 2023 was NIS 540.7 million (US$ 149.6 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2023, with U.S. $1.00 equal to NIS 3.615 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2023 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 22, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 3	2 0 2 2	2022	2 0 2 3	2 0 2 2	2022
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	131,472	198,339	150,607	36,368	54,866	41,662
Financial assets carried at fair value through profit or loss	105,272	147,808	116,762	29,121	40,887	32,299
Trade receivables	177,648	139,781	165,838	49,142	38,667	45,875
Other receivables and prepaid expenses	8,113	6,723	4,956	2,245	1,860	1,371
Inventories	95,596	66,537	71,929	26,444	18,406	19,897
Current tax assets	2,732	4,305	3,117	756	1,191	862
Total current assets	520,833	563,493	513,209	144,076	155,877	141,966

Non-current assets
Property, plant and equipment	106,052	89,563	99,216	29,337	24,775	27,446
Less -Accumulated depreciation	52,593	49,735	51,533	14,549	13,758	14,255
	53,459	39,828	47,683	14,788	11,017	13,191

Right of use asset	3,289	3,544	3,391	910	980	938
Financial assets carried at fair value through profit or loss	44,084	31,282	44,113	12,195	8,653	12,203
Goodwill	36	36	36	10	10	10
Total non-current assets	100,868	74,690	95,223	27,903	20,660	26,342

	621,701	638,183	608,432	171,979	176,537	168,308
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,243	1,025	2,194	620	284	607
Trade payables	27,242	22,509	24,842	7,536	6,227	6,872
Employees Benefits	4,590	5,051	3,756	1,270	1,397	1,039
Financial liabilities at fair value through profit or loss	-	6,519	-	-	1,803	-
Other payables and accrued expenses	41,068	30,542	11,836	11,360	8,449	3,275
Total current liabilities	75,143	65,646	42,628	20,786	18,160	11,793

Non-current liabilities
Lease liabilities	1,205	2,643	1,284	333	730	355
Deferred taxes	3,663	3,296	4,198	1,013	912	1,161
Retirement benefit obligation	924	1,688	878	256	467	243
Total non-current liabilities	5,792	7,627	6,360	1,602	2,109	1,759

Shareholders' equity
Share capital	1,490	1,490	1,490	412	412	412
Additional paid in capital	171,976	170,760	171,550	47,573	47,237	47,455
Remeasurement of the net liability in respect of defined benefit	(195)	(959)	(195)	(54)	(265)	(54)
Capital fund	247	247	247	68	68	68
Retained earnings	367,876	394,000	386,980	101,766	108,990	107,049
Treasury shares	(628)	(628)	(628)	(174)	(174)	(174)
Equity attributable to owners of the Company	540,766	564,910	559,444	149,591	156,268	154,756

	621,701	638,183	608,432	171,979	176,537	168,308

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	151,356	118,069	41,869	32,661
Cost of sales	111,322	83,827	30,795	23,189

Gross profit	40,034	34,242	11,074	9,472

Operating costs and expenses:

Selling expenses	19,919	19,238	5,510	5,322
General and administrative expenses	7,117	5,546	1,969	1,534
Other income	25	-	7	-
Total operating expenses	27,011	24,784	7,472	6,856

Operating income	13,023	9,458	3,602	2,616

Financial income	4,606	6,030	1,274	1,668
Financial expenses	(4,080)	(182)	(1,129)	(50)

Total financial income, net	526	5,848	145	1,618

Income before taxes on income	13,549	15,306	3,747	4,234
Taxes on income	(2,704)	(1,662)	(748)	(460)

Profit for the period	10,845	13,644	2,999	3,774

Earnings per share:
Basic / diluted earnings per share	0.78	0.98	0.21	0.27

Shares used in computation of basic/diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended		Three months ended
March 31,		March 31,
2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
NIS		US dollars (*)
In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	10,845	13,644	2,999	3,774
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix A)	(31,858)	(11,347)	(8,812)	(3,139)
Net cash from (used in) continuing operating activities	(21,013)	2,297	(5,813)	635

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(6,811)	(2,317)	(1,884)	(641)
Proceeds from sale of marketable securities, net	8,493	8,204	2,348	2,269
Net cash provided investing activities	1,682	5,887	464	1,628

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(493)	(531)	(136)	(147)
Net cash used in continuing financing activities	(493)	(531)	(136)	(147)

Increase (decrease) in cash and cash equivalents	(19,824)	7,653	(5,485)	2,116
Cash and cash equivalents at the beginning of the year	150,607	195,718	41,662	54,141
Exchange gains (losses) on cash and cash equivalents	689	(5,032)	191	(1,392)
Cash and cash equivalents at the end of the year	131,472	198,339	36,368	54,865

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
	(in thousands)
Decrease (increase) in deferred income taxes	(535)	1,279	(148)	354
Unrealized loss (gain) on marketable securities	3,024	(2,148)	837	(594)
Unrealized gain of financial liabilities at fair value through profit or loss	-	(7,441)	-	(2,058)
Depreciation and amortization	1,625	1,848	450	511
Capital gain on disposal of property plant and equipment	(25)	-	(7)	-
Exchange losses (gain) on cash and cash equivalents	(689)	5,032	(191)	1,392
Stock based compenation reserve	426	-	118	-

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(11,247)	(3,226)	(3,111)	(892)
Increase in inventories	(23,667)	(7,009)	(6,547)	(1,939)
Increase in trade and other payables, and other current liabilities	2,564	3,165	709	876
Cash generated from operations	(28,524)	(8,500)	(7,890)	(2,350)
Income tax paid	(3,334)	(2,847)	(922)	(789)
Net cash flows from operating activities	(31,858)	(11,347)	(8,812)	(3,139)

B.	Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS		US dollars (*)
(in thousands)
Dividend payable	29,949	19,966	8,285	5,523

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.